Exhibit 24(b)(4)(d)

                Endorsement - Contract Loan Provisions - 403(b)(EA126NY)


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                        AUSA LIFE INSURANCE COMPANY, INC.



                                   ENDORSEMENT


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This Endorsement may be used only with Contracts purchased pursuant to a Tax
Sheltered Annuity Plan under Section 403(b) of the Internal Revenue Code that is not subject to the Employee Retirement Income Security Act of 1974.

The following provisions are added to the Contract, effective as of the date of the first Loan Application for this Contract:


                            CONTRACT LOAN PROVISIONS


The Owner has the sole responsibility for requesting loans and making loan repayments that comply with applicable tax requirements.

Contract Loans                   After the Right To Examine Contract period and
                                 during the Accumulation Period, the Owner can borrow against the Contract an amount which may not exceed the lesser of (1) 50% of the Annuity
                                 Value or (2) $50,000 reduced by the highest outstanding loan balance during the 1-year period ending on the day before the loan date.
                                 However, if the Annuity Value is less than $20,000, the Owner may borrow against the Contract the lesser of (1) 80% of the Annuity
                                 Value or (2) $10,000. In all events, the minimum loan amount is $1,000.

                                 When a loan is made, an amount equal to the loan will be withdrawn from the Accounts and transferred to the loan reserve. The loan reserve is part of the Fixed Account to be used as collateral for any contract loan. If no Account is specified, the loan will be made from each Account in proportion to the value each bears to the Annuity Value. Amounts transferred to the loan reserve do not participate in the investment experience of the Accounts from which they were withdrawn.

                                 The loan date is the date we process a loan request. We reserve the right to require payment of a fee to cover loan processing and set-up expenses. Loan payments will usually be made within seven days of the date we receive a proper loan request accompanied by any required processing fee, subject to the Contract Payment section of the General Provisions of this Contract. This Contract will be the sole security for the loan. We reserve the right to limit the number of loans the Owner may make in a contract year.

                                 At each contract anniversary, we will compare the amount of the outstanding loan to the amount in the loan reserve. At each such time, if the amount of the outstanding loan (plus any unpaid interest) exceeds the amount in the loan reserve, we will withdraw the difference from the Accounts and transfer it to the loan reserve, in the same fashion as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the Accounts in accordance with the Owner's current payment allocation. However, we reserve the right to require the transfer to the Fixed Account if the amount was transferred from the Fixed Account to establish the loan.
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Loan Interest                    Interest on any loan will be at the annual
                                 contract loan rate of 5%, in arrears. (see
                                 "Repayment of Loans" below.)

                                 Amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 3% per year. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan reserve than the rest of the Fixed Account.


         Repayment of Loans      Principal and interest must be repaid in
                                 substantially level quarterly payments over a 5-year period or, if the loan is used to acquire the Owner's principal residence, a 10, 15 or 20-year period. Owners will be allowed a 31 day grace period from the installment due date. If a quarterly installment is not received within the 31 day grace period, a deemed distribution of the entire amount of the outstanding principal, interest due, and any applicable charges under this Contract, including a withdrawal charge, will take place.
                                 This distribution may be subject to income tax and a penalty tax. While this Contract is in force and during the Accumulation Period any loan may be repaid in full.

                                 If not repaid, loans will automatically reduce the amount of any Death Benefit Proceeds, the amount payable upon a partial withdrawal or surrender of the Contract and the amount applied on the Maturity Date to provide annuity payments.

                                 If the Contract loan at any time exceeds the Cash Value of the Contract, we will mail a notice to the last known address of the Owner and any assignee of record. If the excess amount is not paid to us within 31 days after mailing of the notice, this Contract will terminate without value.

Signed for us at our Office in Clearwater, Florida.

/s/ Craig D. Vermie                                   /s/ Tom A. Schlossberg
         Secretary                                            President